M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2021 and 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER

8-50214


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING   01/01/21   AND ENDING   12/31/21
                                    MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: M Holdings Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

    1125 NW Couch Street, Suite 900
                                    (No. and Street)

Portland   OR   97209
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Rogers   503-414-7260   maria.rogers@mfin.com
(Name)   (Area Code – Telephone Number)   (Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

    Baker Tilly US, LLP

(Name – if individual, state last, first, and middle name)

(Address) One Penn Plaza, Suite 300   (City) New York   (State) NY (Zip Code) 10119

    October 22, 2003   23
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Casey Dougherty, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Holdings Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Texas §   County of Dallas §

Sworn to and subscribed before me on 02/22/2022
by Casey Dougherty, as Chief Compliance & Risk Officer,
of M Holdings Securities, Inc.

_____
Notary Public, State of Texas
Notarized online using audio-video communication

Signature: _____ Casey Dougherty
Casey Dougherty

Title: _____
Chief Compliance & Risk Officer



K L Hendrix
_____
ID NUMBER
124579991
COMMISSION EXPIRES
December 14, 2024

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2021 and 2020

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Holdings Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the "Company") as of December 31, 2021 and 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information Pursuant to Rule 17A-5 of the Securities Exchange Act of 1934

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's auditor since 2015.
New York, New York
February 24, 2022

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2021 and 2020

Assets		2021		2020
Cash and investments:				
Cash and cash equivalents	$	9,499,812	$	6,167,082
Short-term investments		1,999,298		2,997,274
Total cash and investments		11,499,110		9,164,356
Commissions receivable		7,851,934		6,662,608
Accounts receivable		385,756		473,468
Deposits with clearing organizations and others (note 2)		145,011		145,011
Prepaid expenses and other assets		61,269		22,298
Total assets	$	19,943,080		16,467,741

Liabilities and Stockholder's Equity				
Liabilities:				
Commissions payable	$	14,031,630	$	11,543,692
Payable to Parent (note 4)		3,002,197		3,119,839
Other liabilities		295,163		9,750
Total liabilities		17,328,990		14,673,281
Stockholder's equity:				
Common stock, no par value. Authorized 1,000 shares; issued and outstanding 10 shares		25,000		25,000
Additional paid-in capital		44,653,696		40,853,696
Accumulated deficit		(42,064,606)		(39,084,236)
Total stockholder's equity		2,614,090		1,794,460
Total liabilities and stockholder's equity	$	19,943,080	$	16,467,741

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2021 and 2020

	2021	2020
Revenues:		
Insurance commissions	$ 142,850,200	$ 130,823,581
Investment advisory fees	33,035,929	26,740,248
Mutual fund commissions	3,885,490	3,307,582
Supervisory fees	3,176,865	3,201,015
Investment fees	1,244,000	973,036
Securities commissions	1,087,297	1,109,927
Other income	435,636	486,688
Investment income	25,413	54,521
Total revenues	185,740,830	166,696,598
Expenses:		
Registered representative compensation	170,809,580	152,953,936
Employee compensation and benefits	10,729,711	9,261,354
Office	4,073,447	3,705,215
Outside professional services	2,108,011	2,335,757
General and administrative	756,842	594,056
Other	243,609	282,247
Total expenses	188,721,200	169,132,565
Net loss	$ (2,980,370)	$ (2,435,967)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2021 and 2020

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balances as of January 1, 2020	10	$ 25,000	$ 39,053,696	$ (36,648,269)	$ 2,430,427
Capital contributions from Parent	—	—	1,800,000	—	1,800,000
Net loss	—	—	—	(2,435,967)	(2,435,967)
Balances as of December 31, 2020	10	25,000	40,853,696	(39,084,236)	1,794,460
Capital contributions from Parent	—	—	3,800,000	—	3,800,000
Net loss	—	—	—	(2,980,370)	(2,980,370)
Balances as of December 31, 2021	10	$ 25,000	$ 44,653,696	$ (42,064,606)	$ 2,614,090

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

Years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (2,980,370)	$ (2,435,967)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(1,189,326)	(65,416)
Accounts receivable	87,712	16,735
Prepaid expenses and other assets	(38,971)	(5,530)
Commissions payable	2,487,938	(4,141,593)
Payable to Parent	3,682,358	1,899,090
Other liabilities	285,413	(40,059)
Net cash provided by (used in) operating activities	2,334,754	(4,772,740)
Cash flows from investing activities:		
Purchases of short-term investments	(6,992,726)	(8,715,946)
Maturities of short-term investments	7,990,702	5,718,672
Net cash provided by (used in) investing activities	997,976	(2,997,274)
Net increase (decrease) in cash and cash equivalents	3,332,730	(7,770,014)
Cash and cash equivalents at beginning of year	6,167,082	13,937,096
Cash and cash equivalents at end of year	$ 9,499,812	$ 6,167,082
Supplemental cash flow disclosures:		
Noncash operating activity - capital contributions from Parent	$ 3,800,000	$ 1,800,000

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Notes to Financial Statements

December 31, 2021 and 2020

(1) Basis of Presentation and Significant Accounting Policies

(a) Organization and Nature of Business

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business.

(b) Basis of Presentation

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(c) Revenue Recognition

Revenues from contracts with customers include both commissions and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Commissions and any related clearing expenses are recorded on a trade-date basis as transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is fixed, and the risks and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance products, mutual funds, and securities.

Investment Advisory, Investment and Supervisory Fees

Investment advisory fees are based upon a percentage applied to the assets under management (AUM) of a customer's account. Investment fees are based upon the total net asset value (NAV) of a mutual fund or other pooled investment vehicle in which the Company has entered into agreements. These fees are generally received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided during that period and the Company believes the performance obligation is satisfied at that time. Supervisory fees are recognized on a monthly basis.

(d) Cash and Cash Equivalents

The Company's cash and cash equivalents consist of bank deposits, money market instruments and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. The amounts may exceed federally insured limits but management does not believe that the Company is exposed to any significant risks.

(e) Short Term-Investments

Short term investments are comprised primarily of short-term commercial paper with a remaining maturity of greater than three months but less than one year, when purchased, and are reported at amortized cost plus accrued interest.

(f) Accounts Receivable

Management believes accounts receivable at December 31, 2021 and 2020 are collectible; accordingly, no provision for uncollectible accounts has been recorded. Accounts receivable are reviewed regularly for credit losses and if deemed necessary an allowance will be established.

(g) Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2021 and 2020, the Company did not have any unrecognized income tax benefits.

(h)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i)   Reclassifications

Certain balances on the statement of operations have been reclassified to conform with current year presentation.

(j)   Subsequent Events

The Company has evaluated subsequent events through the date that the financial statements were issued, noting no material events that would require disclosure.

(2) Deposits with Clearing Organizations and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC (Pershing), on a fully disclosed basis.

The Company follows the guidance prescribed in a Securities and Exchange Commission (SEC) No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2021 and 2020, Pershing computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2021 and 2020 (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2021 and 2020, the Company held $20,011 on deposit with the National Securities Clearing Corporation for commission net settlement activities and $25,000 with Financial Database Services for software support (included in deposits with clearing organizations and others in the Statements of Financial Condition).

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2021 and 2020, the Company has regulatory net capital of $2,123,621 and $1,242,008, which is $1,873,621 and $992,008 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer, as defined by the Rule, on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer. The Company is also exempt from the provisions of Rule 15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

(4) Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include, but are not limited to, those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include, but are not limited to, registrations, assessments, fees, marketing, taxes, insurance, outside professional services, and compensation related to production, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2021 and 2020, $3,002,197 and $3,119,389, respectively, is payable to the Parent for expenses.

The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000. In addition, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

The Company incurred net losses of $2,980,370 and $2,435,967 in the years ended December 31, 2021 and 2020, respectively. The Company received $3,800,000 and $1,800,000 in non-cash capital contributions from the Parent in the form of forgiveness of the Payable to Parent for the years ended December 31, 2021 and 2020, respectively.

As of December 31, 2021 and 2020, the Company has approximately $80,000 and $49,000, respectively, in amounts payable to Registered Representatives who are employees of Management Compensation Group Northwest, LLC (dba M Benefit Solutions), a wholly owned subsidiary of the Parent. These amounts are included in commissions payable in the Statements of Financial Condition. The commission expense between M Benefit Solutions (included in registered representative compensation in the Statements of Operations) amounted to approximately $3,118,000 and $2,896,000 for the years ended December 31, 2021 and 2020, respectively.

(5) Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. The Company is also included in consolidated income tax returns filed by its Parent, and files its own separate income tax returns, in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2018. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

Reconciliations of the amounts computed by applying the statutory U.S. federal income tax rate of 21% in both 2021 and 2020 to income before income taxes and the actual provision for the years ended December 31, 2021 and 2020 are as follows:

		2021		2020
Computed "expected" income tax benefit	$	(625,878)	$	(511,553)
Change in income tax expense (benefit) resulting from:				
State income taxes		(222,750)		(36,782)
Political contributions		18,986		11,403
Other		7,811		2,386
Non-deductible parking		7,595		22,449
Total income tax benefit		(814,236)		(512,097)
Valuation allowance		814,236		512,097
Provision for income taxes	$	—	$	—

The temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2021 and 2020, relate to the following:

	2021	2020
Deferred income tax assets (liabilities):		
Net operating loss carryforward	$ 8,116,818	$ 8,340,438
Deferred state income taxes, net of federal income tax effect	1,951,560	1,726,153
Deferred rent	77,447	(19,252)
Total deferred income tax assets	10,145,825	10,047,339
Valuation allowance	(10,145,825)	(10,047,339)
Net deferred income tax assets	$ —	$ —

As of December 31, 2021, the Company has net operating loss carryforwards of approximately $38,651,515, of which $28,111,588 will expire starting in the year 2022 through the year 2037, and $10,539,927 will be carried forward indefinitely.

As noted above, management has established valuation allowances of $10,145,825 and $10,047,339 as of December 31, 2021 and 2020, respectively, to fully reserve against its deferred income tax assets as the Company's deferred income tax assets are not expected to be realized.

(6) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(7) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash, cash equivalents and short-term investments, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(8) Credit Losses

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. A portion of the Company's trades that are contracts are cleared through clearing organizations and settled daily between the clearing organizations and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and if deemed necessary an allowance will be established. As of December 31, 2021 and 2020, no allowance for credit losses has been recorded.

(9) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to this right. As of December 31, 2021 and 2020, the Company has recorded no liabilities with regard to this right. During 2021 and 2020, the Company did not pay the clearing brokers any amounts related to these guarantees.

There are certain situations where the Company may be charged back for commissions or fees received such as an early insurance policy lapse, partial surrender, or trade correction. In these situations, the Company has the right to charge back the Registered Representative and the Member Firm. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any commissions or fees charged back are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(10) Regulatory Matters

As a regulated entity, the Company may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

During 2019, FINRA conducted examinations of three branch offices. As of December 31, 2021, one examination remains open and has been referred to FINRA's Department of Enforcement.

In January 2019, FINRA announced the 529 Plan Share Class Initiative ("529 Initiative"). As part of the 529 Initiative broker-dealers were encouraged to self-report possible securities laws violations related to mutual fund share class selection and the selection of one class of shares when

a lower cost share class may have been available. The Company decided to voluntarily participate in the 529 Initiative which resulted in the Company making payments of principal and interest of approximately $43,000 to affected clients in October 2021. The matter was closed in November 2021.

In June 2019, the SEC adopted a new standard of conduct applicable to retail accounts, Regulation Best Interest ("Reg BI"), with an effective date of June 30, 2020. Reg BI requires that broker-dealers and investment advisors act in the best interests of retail customers without placing their own financial or other interests ahead of the customer's and imposes new obligations related to disclosure, duty of care, conflicts of interest and compliance. Certain state securities and insurance regulators have also adopted, proposed, or are considering adopting similar laws and regulations. In addition, it is unclear how and whether other regulators may respond to or attempt to enforce similar enhanced fiduciary protections addressed by the former Department of Labor (DOL) Retirement Advice Rule.

In 2019, the SEC conducted anti-money laundering (AML) and cybersecurity examinations of the Company. In early 2020, the Company responded to those findings and adopted procedures designed to address the SEC's concerns. As of December 31, 2021, the SEC issued an order finding possible violations of federal law or regulation related to cybersecurity or AML issues at the Company, or branch offices supervised by the Company. Pursuant to that order, the Company is engaged in records requests with the SEC. The investigation is in its early stages and, as such, it is difficult to evaluate potential exposure.

During 2020, FINRA began a routine examination of the Company. As part of the examination FINRA also conducted examinations of two branch offices. As of December 31, 2021, the routine examination has been closed with no material findings, but FINRA is pursuing a cause examination related to certain concerns it noted during its routine examination.

In 2021, the SEC conducted a branch exam. As of December 31, 2021, preliminary findings have been issued to which the Company is responding. The Company does not anticipate these findings will be material when this exam is closed.

In 2021, the State of Oregon began an exam related to compliance with Reg BI. The Company has responded to the initial records request, and as of December 31, 2021, the exam remains open.

Uncertainty regarding pending and future laws and regulations, including with regard to the implementation of Reg BI, a new private transaction exemption adopted by the DOL, and pending or adopted state rules relating to the standards of conduct applicable to both retirement and non-retirement accounts, may have impacts on the Company's business in ways which cannot be anticipated or planned for, and which may have further impacts on the Company's products and services, cash flows, and results of operations.

SUPPLEMENTAL INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I - Computation of Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	2,614,090
Less nonallowable assets:		
Accounts receivable		385,756
Commissions receivable		19,499
Deposits with others		25,000
Prepaid expenses and other assets		54,149
Net capital before haircuts on cash equivalents and short-term investments		2,129,686
Haircuts on cash equivalents and short-term investments		6,065
Net capital	$	2,123,621
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		1,873,621
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		1,823,621

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2021, as amended.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

The Company is also exempt from the provisions of Rule 15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.